Computation of Ratios	Exhibit 12.1

Calculation of Earnings:	2003	2002	2001
Income from continuing operations before income taxes, minority interest, and gain on sale of properties and impairment losses on real estate	72,369	84,365	77,350
Less: Equity in earnings	(7,034)	(7,188)	(9,322)
Add: Gain (loss) on sale of properties and impairment losses on real estate	(3,095)	13,156	2,964

Income from continuing operations before income taxes, adjustment for minority interest and income from equity investees	62,240	90,333	70,992
Additions:
Fixed Charges
Interest expense	104,492	99,018	83,676
Capitalized interest	1,696	3,274	6,221

	106,188	102,292	89,897
(1) Amortization of capitalized interest	2,394	2,352	2,270
(2) Distributed income of equity investees	7,034	7,188	9,322
Subtractions:
Capitalized interest	(1,696)	(3,274)	(6,221)

Adjusted Earnings	176,160	198,891	166,260

Fixed Charges (from above)	106,188	102,292	89,897
Preferred Stock Dividends	18,021	30,055	34,705
Ratio of Earnings to Fixed Charges	1.66	1.94	1.85
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.42	1.50	1.33

(1)	Represents an estimate of capitalized interest costs based on the Company’s established depreciation policy and an analysis of interest costs capitalized since 1996 (the year in which CarrAmerica began significant development activity).

(2)	Represents an estimate of distributed income. Amount is based upon equity in earnings for each period due to the fact that distributions exceeded equity in earnings for each period.